Mail Stop 3561

January 23, 2006

Via U.S. Mail and Fax (604-327-3859)

Mr. Les Fong
Chief Financial Officer
Viscount Systems, Inc.
4585 Tillicum Street
Burnaby
Britian Columbia
Canada V5J 5K9

RE: Viscount Systems, Inc.
    Form 10-KSB for the Year ended December 31, 2004
  Filed March 31, 2005
  File No. 000-49746

Dear Mr. Fong:

    We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

    Sincerely,

    Larry Spirgel
    Assistant Director

??

??

??

??

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

        DIVISION OF
CORPORATION FINANCE